77-E
LEGG MASON PARTNERS VARIABLE INCOME TRUST

Beginning in June 2004, class action lawsuits alleging violations of the federal securities laws were filed against Citigroup Global Markets Inc.
(CGMI) and a number of its then affiliates, including SBFM and SaBAM, which were then investment adviser or manager to certain of the Funds (the Managers), substantially all of the mutual funds then managed by the Managers (the
Defendant Funds), and Board Members of the
Defendant Funds (collectively, the Defendants).
The complaints alleged, among other things, that CGMI created various undisclosed incentives for its brokers to sell Smith Barney and Salomon
Brothers funds. In addition, according to the complaints, the Managers caused the Defendant
Funds to pay excessive brokerage commissions to CGMI for steering clients towards proprietary funds. The complaints also alleged that the defendants breached their fiduciary duty to the Defendant Funds by improperly charging Rule 12b-1 fees and by drawing on fund assets to make undisclosed payments of soft dollars and excessive brokerage commissions. The complaints also alleged that the Defendant Funds failed to adequately disclose certain of the allegedly wrongful conduct. The complaints sought injunctive relief and compensatory and punitive damages, rescission of the Defendant Funds contracts with the Managers, recovery of all fees paid to the Managers pursuant to such contracts and an award of attorneys fees and litigation expenses.

On December 15, 2004, a consolidated amended complaint (the Complaint) was filed alleging substantially similar causes of action. On May
27, 2005, all of the Defendants filed motions to dismiss the Complaint. On July 26, 2006, the court issued a decision and order (1) finding that plaintiffs lacked standing to sue on behalf of the shareholders of the Funds in which none of the plaintiffs had invested and dismissing those Funds from the case (although stating that they could be brought back into the case if standing as to them could be established), and (2) other than one stayed claim, dismissing all of the causes of action against the remaining Defendants, with prejudice, except for the cause of action under
Section 36(b) of the Investment Company Act, which the court granted plaintiffs leave to replead as a derivative claim.

       On October 16, 2006, plaintiffs filed their
Second Consolidated Amended Complaint (Second
Amended Complaint) which alleges derivative claims on behalf of nine funds identified in the Second
Amended Complaint, under Section 36(b) of the 1940
Act, and against Citigroup Asset Management,
Salomon Brothers Asset Management Inc, SBFM and
CGMI as investment advisers to the identified funds, as well as CGMI as a distributor for the identified funds (collectively, the Second Amended
Complaint Defendants).  The Second Amended
Complaint alleges no claims against any of the Funds or any of their Board Members. Under
Section 36(b), the Second Amended Complaint alleges similar facts and seeks similar relief against the Second Amended Complaint Defendants as the Complaint.
       On December 3, 2007, the Court granted the
Defendants motion to dismiss, with prejudice. The plaintiffs have the right to appeal the Order within 30 days after entry of Judgment.
Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed in the future.